SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

Not for release in or into the United States

“América Móvil announces public tender
offer for all shares of Telekom Austria”

Mexico City, Mexico, May 15, 2014 – With reference to the press release of América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) of April 23, 2014, Carso Telecom B.V., an indirect wholly owned subsidiary of AMX (“Carso Telecom” or the “Offeror”), hereby announces that pursuant to the Austrian Takeover Act it has launched a public tender offer in cash for all outstanding ordinary shares (the “Shares”) in the share capital of Telekom Austria AG (“Telekom Austria”) not held by AMX, Carso Telecom, Österreichische Industrieholding AG ("ÖIAG") or Telekom Austria (the “Offer”) at an offer price of EUR 7.15 per share.

The Offer

The Offeror is making the Offer on the terms and subject to the conditions and restrictions contained in the offer memorandum published today, May 15, 2014 (the "Offer Memorandum"). Shareholders of Telekom Austria (the “Shareholders”) should refer to the Offer Memorandum for all terms, conditions and restrictions of the Offer. Digital copies of the Offer Memorandum will be available today on Telekom Austria’s website at www.telekomaustria.com, the Austrian Takeover Commission’s website at www.takeover.at and on AMX's website at www.americamovil.com.

Acceptance Period

The Acceptance Period during which Shareholders can tender their Shares for acceptance pursuant to the Offer amounts to eight (8) weeks commencing today, May 15, 2014, and expiring on July 10, 2014 at 17:00 hours CET, unless extended. Acceptance under the Offer must be made in the manner specified in the Offer Memorandum. The result of the Offer will be published without undue delay after expiry of the Acceptance Period.

Conditions to the Offer

The Offer will be subject to certain regulatory approvals in Austria, and certain merger control authorizations in Austria and in other Central and Eastern European countries in which Telekom Austria currently operates.

For further information

Daniela Lecuona
América Móvil Investor Relations Office
Telephone: + (5255) 2581-4449 E-mail: daniela.lecuona@americamovil.com
Facsimile: + (5255) 2581-4422

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. As of March 31, 2014, it had 272.2 million wireless subscribers and 70.7 million fixed revenue generating units in the Americas.

The Offer is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone, email or other form of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States. The Offer cannot be accepted by any such use, means or instrumentality or from within the United States. Any purported tender of Shares in any such Offer resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of Shares made by a person located or resident in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal resident in or giving instructions from within the United States will not be accepted. For these purposes, "United States" means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

This communication is not an extension of the Offer in the United States.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 15, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact